Gamify, Inc.
Statement of Comprehensive Income
(Unaudited)

	For the Period January 23, 2017 (Inception) to December 31, 2017
Revenue	$ -
Expenses:	
Stock-based compensation	5,000
Professional fees	2,000
Salaries	640
Travel and entertainment	894
General and administrative	1,112
Amortization expense	8,800
Total expenses	18,446
Net loss	$ (18,446)